Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213271

CIM INCOME NAV, INC.
SUPPLEMENT NO. 2 DATED JANUARY 7, 2019
TO THE PROSPECTUS DATED NOVEMBER 27, 2018
This document supplements, and should be read in conjunction with, the prospectus of CIM Income NAV, Inc. dated November 27, 2018 and Supplement No. 1 dated December 12, 2018. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of CIM Income NAV, Inc.;
(2)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of December 2018;
(3)	information regarding the share redemption limit;
(4)	the change of the advisor’s name of CIM Income Advisors, LLC to CIM Income Management, LLC;
(5)	updated suitability standards for Puerto Rico investors;
(6)	updates to information regarding the calculation of our fees; and
(7)	recent real property acquisitions and dispositions.
OPERATING INFORMATION

Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on December 6, 2011 and was subsequently superseded by registration statements declared effective on August 26, 2013 and February 10, 2017. We are offering up to $3,500,000,000 in shares of common stock pursuant to our primary offering, consisting of four classes of shares of common stock: D Shares, T Shares, S Shares and I Shares. We are also offering $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of D Shares, T Shares, S Shares and I Shares with a dollar value up to the maximum offering amount.
During the month of December 2018, we accepted investors’ subscriptions for, and issued, a total of approximately 629,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $11.5 million, consisting of approximately 559,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $10.2 million ($4.7 million in D Shares and $5.5 million in T Shares), and approximately 70,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $1.3 million. As of December 31, 2018, we had accepted investors’ subscriptions for, and issued, approximately 40.5 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $732.0 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering as well as to renew, extend or terminate registration at any time.

NAV per Share
The following is a list of the NAV per share on each business day for the month of December 2018 for each of our classes of common stock:

	NAV per Share
Date	D Shares	T Shares	S Shares	I Shares
December 3, 2018	$18.10	$17.82	*	$18.33
December 4, 2018	$18.10	$17.82	*	$18.33
December 6, 2018	$18.07	$17.78	*	$18.29
December 7, 2018	$18.06	$17.78	*	$18.29
December 10, 2018	$18.06	$17.78	*	$18.29
December 11, 2018	$18.05	$17.77	*	$18.28
December 12, 2018	$18.05	$17.77	*	$18.28
December 13, 2018	$18.05	$17.77	*	$18.28
December 14, 2018	$18.05	$17.77	*	$18.28
December 17, 2018	$18.05	$17.77	*	$18.28
December 18, 2018	$18.05	$17.77	*	$18.28
December 19, 2018	$18.04	$17.76	*	$18.27
December 20, 2018	$18.02	$17.74	*	$18.25
December 21, 2018	$18.02	$17.74	*	$18.25
December 24, 2018	$18.02	$17.73	*	$18.25
December 26, 2018	$18.02	$17.73	*	$18.25
December 27, 2018	$18.02	$17.73	*	$18.25
December 28, 2018	$18.02	$17.73	*	$18.25
December 31, 2018	$18.02	$17.73	*	$18.25

* Not available. We did not issue any S Shares as of December 31, 2018.
The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding applicable upfront selling commissions and dealer manager fees charged on D Shares and T Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Please refer to “Valuation Policies” beginning on page 99 of the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus and prospectus supplements are available on our website at https://www.colenetlease.com/income-nav#summary.
Redemption Limit
As disclosed on our website, as of December 31, 2018, our NAV was $589,016,545. As of January 1, 2019, the redemption limit for the quarter ending March 31, 2019 was 10% of our NAV as of December 31, 2018. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of January 1, 2019 has not been reduced below 10% of our NAV as of December 31, 2018. For a complete discussion of redemption limits, refer to the section of our prospectus captioned “Share Purchases and Redemptions — Redemption Limitations” beginning on page 201 of the prospectus.

PROSPECTUS UPDATES
Change of Advisor’s Name
Effective December 20, 2018, CIM Income Advisors, LLC changed its name to CIM Income Management, LLC (CIM Income Management). All references in the prospectus to CIM Income Advisors, LLC (CIM Income Advisors) are hereby revised to reflect the advisor’s new name.
Suitability Standards
The following information should be read in conjunction with the discussion contained in the “Suitability Standards” section beginning on page i of our prospectus:

Puerto Rico:  In addition to meeting the general suitability requirements, a Puerto Rico investor’s aggregate investment in shares of our common stock, our affiliates and other non-traded real estate investment trusts cannot exceed 10.0% of that investor’s liquid net worth. For purposes of this limitation, liquid net worth is defined as that portion of an investor’s net worth (total assets exclusive of primary residence, home furnishings and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities.

Calculation of Upfront Selling Commissions and Dealer Manager Fees
The following information supersedes and replaces the second table in the section of our prospectus captioned “Questions and Answers About This Offering — Q: What is the difference between the classes of common stock being offered?” beginning on page 5 of the prospectus and in the section of our prospectus captioned “Prospectus Summary — D Shares, T Shares, S Shares and I Shares of Common Stock” beginning on page 16 of the prospectus.

	Upfront Selling Commissions	Dealer Manager Fees	Annual Stockholder Servicing Fees	Maximum Stockholder Servicing Fees Over Life of Investment (Length of Time)	Total (Length of Time)
Class D	$150	$—	$25	$738 (30 years)	$888 (30 years)
Class T	$300	$50	$85	$556 (7 years)	$906 (7 years)
Class S	$350	$—	$85	$556 (7 years)	$906 (7 years)
Class I	$—	$—	$—	$—	$—
The following information supersedes and replaces the first paragraph in the section of our prospectus captioned “Questions and Answers About This Offering — Q: Will I be charged upfront selling commissions or other fees?” beginning on page 9 of the prospectus and all similar discussions appearing throughout the prospectus.
Q:    Will I be charged upfront selling commissions or other fees?

A:
Our dealer manager may be entitled to receive upfront selling commissions of up to 1.50% of the transaction price, which is exclusive of such upfront selling commission (the “Offering Price”), of each D Share sold in the primary offering. Additionally, our dealer manager is entitled to receive upfront selling commissions of up to 3.00%, and dealer manager fees of 0.50%, of the Offering Price of each T Share sold in the primary offering, however such amounts may vary at certain participating broker-dealers provided that the sum will not exceed 3.50% of the Offering Price. Our dealer manager is also entitled to receive upfront selling commissions of up to 3.50% of the Offering Price of each S Shares sold in the primary offering. Our dealer manager will reallow 100% of such selling commissions to participating broker-dealers. At our dealer manager’s discretion it may reallow a portion of the dealer manager fee received to participating broker-dealers. No upfront selling commissions or dealer manager fees are paid with respect to purchases of I Shares sold through registered investment advisors or shares of any class sold pursuant to our distribution reinvestment plan.

Recent Real Property Acquisitions
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Assets” beginning on page 21 of the prospectus and the section of our prospectus captioned “Investment Objectives, Strategy and Policies — Real Property Acquisitions” beginning on page 81 of the prospectus, and describes activity that occurred subsequent to the activity as of November 30, 2018 previously disclosed in our prospectus.
As of December 31, 2018, we, through separate wholly-owned limited liability companies and limited partnerships, owned 152 properties, acquired for an aggregate purchase price of $907.0 million, located in 35 states, consisting of six anchored shopping centers, 122 retail, 14 industrial and distribution, and 10 office properties, comprising approximately 5.7 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We disposed of two properties and did not acquire any new properties between December 1, 2018 and December 31, 2018.

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